Exhibit 2

PROPOSAL LETTER DATED NOVEMBER 6, 2012

Hallwood Financial Limited

3710 Rawlins, Suite 1500

Dallas, Texas 75219

November 6, 2012

The Hallwood Group Incorporated

3710 Rawlins, Suite 1500

Dallas, Texas 75219

Attn:	Charles A. Crocco, Jr.

Amy Feldman

Mike Powers

Dear Directors:

On behalf of Hallwood Financial Limited (“Hallwood Financial”), I am pleased to offer to acquire all of the outstanding shares of the common stock of The Hallwood Group Incorporated (the “Company”) that are not already owned by Hallwood Financial, at a cash purchase price of $10.00 per share.

I believe that this offer is fair and in the best interest of the Company and its public stockholders and that the stockholders will find the proposal attractive. The offer represents a premium of more than 66% over the Company’s most recent closing stock price on November 5, 2012.

The acquisition would be in the form of a merger of the Company with a new acquisition vehicle that Hallwood Financial would form. I anticipate continuing to run the business in accordance with current practice and maintaining the Company’s valuable employee base.

I expect that you will establish a special committee of independent directors to consider this proposal on behalf of the Company’s public stockholders and to make a recommendation to the full Board of Directors. I also expect that the special committee will retain its own independent legal and financial advisors to assist in its review of the proposed transaction. Given my extensive history with and knowledge of the Company, I am prepared to negotiate a merger agreement with the special committee and its advisors and complete the transaction in an expedited manner. The merger agreement will provide that the transaction will be subject to a non-waivable condition requiring the approval of a majority of the shares of the Company that are not directly or indirectly owned by Hallwood Financial.

In considering this proposal, please note that in its capacity as a stockholder of the Company Hallwood Financial is interested only in acquiring the shares of the Company that it does not currently own, and that in such capacity it has no interest in a disposition or sale of its interest in the Company, nor is it Hallwood Financial’s intention, in its capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving the Company. If the special committee does not recommend or the public stockholders of the Company do not approve the proposed transaction, such a determination would not adversely affect our future relationship with the Company.

Of course, no binding obligation on the part of the Company or Hallwood Financial shall arise with respect to the proposal or any transaction unless and until such time as definitive documentation satisfactory to Hallwood Financial and recommended by the special committee and approved by the Board of Directors is executed and delivered.

I have engaged Hunton & Williams LLP as legal advisor for the proposed transaction.

We look forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to the Company’s public stockholders. Should you have any questions, please contact me.

Sincerely,

/s/ Anthony J. Gumbiner

Anthony J. Gumbiner